SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  1)*

Stratford American Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86279E 10 2
(CUSIP Number)

Mel L. Shultz, Manager, JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016
(602) 956-7809
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 86279E 10 2	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Mel L. Shultz and Beth Jane Shultz Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) None

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON OO

(1) The Mel L. Shultz and Beth Jane Shultz Revocable Trust (“Shultz Trust”), of which Mel L. Shultz and Beth Jane Shultz are co-trustees, owns a 25% interest in JDMD Investments, L.L.C. (“JDMD”). These shares represent 25% of the shares of Stratford American Corporation’s (the “Company”) common stock (“Common Stock”) held by JDMD.  The Shultz Trust and Mr. and Mrs. Shultz disclaim beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

CUSIP No. 86279E 10 2	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS DCE Investments, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) None

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(2) DCE Investments, LLC (“DCE”), which is majority-owned by The Eaton Family Trust (“Eaton Trust”), of which David H. Eaton and Carol E. Eaton are co-trustees, owns a 25% interest in JDMD. These shares represent 25% of the shares of the Company’s Common Stock held by JDMD. DCE, Eaton Trust and Mr. and Mrs. Eaton disclaim beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

CUSIP No. 86279E 10 2	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS The Eaton Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) None

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 65,000 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 65,000 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,824.5 shares (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14.	TYPE OF REPORTING PERSON OO

(3) DCE, which is majority-owned by Eaton Trust, of which David H. Eaton and Carol E. Eaton are co-trustees, owns a 25% interest in JDMD. These shares represent 25% of the shares of the Company’s Common Stock held by JDMD.  An additional 65,000 shares of the Company’s Common Stock are held directly by Eaton Trust. DCE, Eaton Trust and Mr. and Mrs. Eaton disclaim beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

CUSIP No. 86279E 10 2	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS KBKM Real Estate, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) None

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares (4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(4) KBKM Real Estate, LLC (“KBKM”), which is majority-owned by The Gerald and Joan Colangelo Family Trust (“Colangelo Trust”), of which Gerald Colangelo and Joan Colangelo are co-trustees, owns a 25% interest in JDMD. These shares represent 25% of the shares of the Company’s Common Stock held by JDMD.  KBKM, Colangelo Trust and Mr. and Mrs. Colangelo disclaim beneficial ownership of the remaining 75% of shares of the Company’s Common Stock held by JDMD.

Page 6 of 10 Pages

This statement on Schedule 13D is being jointly filed by JDMD, Shultz Trust, DCE, Eaton Trust, KBKM and Dale M. Jensen (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Act”). This Schedule 13D amends and supersedes that Schedule 13D filed by JDMD, Shultz Trust, Eaton Trust, Gerald J. Colangelo and Dale M. Jensen on January 31, 2006 (“Initial Filing”).

Except as may be otherwise indicated in any future filings with the SEC by any of the Reporting Persons, each Reporting Person intends to continue to fulfill such Reporting Person’s obligations under Section 13(d) of the Act by filing amendments to this joint Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by Rule 13d-1(k) promulgated under the Act.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

JDMD, which was formerly known as JDMK Investments, L.L.C., is organized in the State of Arizona. JDMD’s principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of its principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

During the last five years, none of JDMD, any of its Members (as defined below) or Eaton Trust have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The members (the “Members”) of JDMD are Dale M. Jensen, Shultz Trust (of which Mel L. Shultz and Beth Jane Shultz are co-trustees), DCE (which is majority-owned by Eaton Trust, of which David H. Eaton and Carol E. Eaton are co-trustees) and KBKM (which is majority-owned by Colangelo Trust, of which Gerald J. Colangelo and Joan Colangelo are co-trustees) and their residence or business addresses are, respectively: 4021 E. Lamar Road, Paradise Valley, Arizona 85253; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; and 201 East Jefferson Street, Phoenix, Arizona 85004. Mr. Jensen acquired the interest of a prior member of JDMD, and the name was changed from JDMK to JDMD, on July 2, 1997.

Page 7 of 10 Pages

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Members is as follows:

(1)  Mr. Jensen’s principal occupation is investing for his own account out of his home office and not for any organization. The address out of which Mr. Jensen conducts such employment is 4021 E. Lamar Road, Paradise Valley, Arizona 85253.

(2)  Mr. Shultz’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. In addition, Mr. Shultz has served as a member of Theater Development & Management, L.L.C., the manager of Phoenix Downtown Theatre, L.L.C., since January 1999. The principal business of Phoenix Downtown Theatre is the ownership and management of the Dodge Theatre. The address of Phoenix Downtown Theatre’s principal business is 400 W. Washington Street, Phoenix, Arizona 85003. Beth Jane Shultz is not employed and her address is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

(3)  DCE is an Arizona limited liability company formed in October 2005, whose principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. DCE is majority-owned by Eaton Trust, of which Mr. and Mrs. Eaton are co-trustees. Mr. Eaton’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. The Eaton Trust invests for the benefit of its beneficiaries and not for any organization and conducts such activities from 2400 East Arizona, Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

(4)  KBKM is an Arizona limited liability company formed in October 2005, whose principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. KBKM is majority owned by Colangelo Trust, of which Mr. and Mrs. Colangelo are co-trustees. Mr. Colangelo’s principal occupation is serving as Chief Executive Officer of the Phoenix Suns. The principal business of the Phoenix Suns is as a member team of the National Basketball Association and the address of the Phoenix Suns at which Mr. Colangelo conducts his principal occupation is 201 East Jefferson Street, Phoenix, Arizona 85004. The Colangelo Trust invests for the benefit of its beneficiaries and not for any organization and conducts such activities from 201 East Jefferson Street, Phoenix, Arizona 85004.

Each of Messrs. Jensen, Shultz, Eaton and Colangelo, and Mrs. Shultz is a United States citizen

Page 8 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following information:

The Initial Filing reported that Shultz Trust, Eaton Trust and Gerald J. Colangelo were members of JDMD. On October 31, 2005, (a) Mr. Colangelo transferred his interest in JDMD to KBKM, an entity controlled by Colangelo Trust (of which Mr. and Mrs. Colangelo are co-trustees), and (b) Eaton Trust transferred its interest in JDMD to DCE, an entity controlled by Eaton Trust (of which Mr. and Mrs. Eaton are co-trustees). Eaton Trust continues to be the direct beneficial owner 65,000 shares of the Company’s Common Stock.

In addition, Stratford Holdings, L.L.C., an Arizona corporation, was renamed as Stratford Holdings Investment, L.L.C., an Arizona corporation, and all references to Stratford Holdings, L.L.C. in the Initial Filing are replaced with Stratford Holdings Investment, L.L.C.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are included as exhibits to this Schedule 13D:

Exhibit A	Joint Filing Agreement dated February 13, 2006, by and among the Reporting Persons.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2006

JDMD INVESTMENTS, L.L.C., an Arizona limited liability company
/s/ Mel L. Shultz

By:	Mel L. Shultz
Manager

MEL L. SHULTZ AND BETH JANE SHULTZ REVOCABLE TRUST
/s/ Mel L. Shultz

By:	Mel L. Shultz
Co-Trustee

/s/ Beth Jane Shultz

By:	Beth Jane Shultz
Co-Trustee

DCE INVESTMENTS, LLC, an Arizona limited liability company
By:	THE EATON FAMILY TRUST

/s/ David H. Eaton

	By:	David H. Eaton
Co-Trustee

/s/ Carol E. Eaton

	By:	Carol E. Eaton
Co-Trustee

Page 10 of 10 Pages

EATON FAMILY TRUST
/s/ David H. Eaton

By:	David H. Eaton
Co-Trustee

/s/ Carol E. Eaton

By:	Carol E. Eaton
Co-Trustee

KBKM REAL ESTATE, LLC, an Arizona limited liability company
By:	THE GERALD AND JOAN COLANGELO FAMILY TRUST

/s/ Gerald J. Colangelo

	By:	Gerald J. Colangelo
Co-Trustee

/s/ Joan Colangelo

	By:	Joan Colangelo
Co-Trustee

/s/ Dale M. Jensen

Dale M. Jensen

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the common stock, $0.01 par value per share, of Stratford American Corporation.

Each of the undersigned parties agree that each is responsible for the timely filing the Schedule 13D (including any amendment thereto), and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2006

JDMD INVESTMENTS, L.L.C., an Arizona limited liability company
/s/ Mel L. Shultz

By:	Mel L. Shultz
Manager

MEL L. SHULTZ AND BETH JANE SHULTZ REVOCABLE TRUST
/s/ Mel L. Shultz

By:	Mel L. Shultz
Co-Trustee

/s/ Beth Jane Shultz

By:	Beth Jane Shultz
Co-Trustee

DCE INVESTMENTS, LLC, an Arizona limited liability company
By:	THE EATON FAMILY TRUST

/s/ David H. Eaton

	By:	David H. Eaton
Co-Trustee

/s/ Carol E. Eaton

	By:	Carol E. Eaton
Co-Trustee

EATON FAMILY TRUST
/s/ David H. Eaton

By:	David H. Eaton
Co-Trustee

/s/ Carol E. Eaton

By:	Carol E. Eaton
Co-Trustee

KBKM REAL ESTATE, LLC, an Arizona limited liability company
By:	THE GERALD AND JOAN COLANGELO FAMILY TRUST

/s/ Gerald J. Colangelo

	By:	Gerald J. Colangelo
Co-Trustee

/s/ Joan Colangelo

	By:	Joan Colangelo
Co-Trustee

/s/ Dale M. Jensen

Dale M. Jensen

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